Sub-Item 77C: Matters submitted to a vote of security holders:

Special Meeting of Shareholders of Driehaus
International Equity Yield Fund (Unaudited)

A special meeting of shareholders of the Driehaus
International Equity Yield Fund (the "Fund"), a series of Driehaus Mutual Funds (the "Trust") was held on
September 10, 2008. The Fund's shareholders of record on July 7, 2008 were eligible to vote at the meeting.
As of the record date, there were over 8 million outstanding shares of the Fund. The purpose of the meeting was to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets and all liabilities of the Fund to Driehaus
International Discovery Fund ("DIDF") in exchange for shares of DIDF, another series of the Trust. The number of votes cast in favor of the approval of the Agreement and Plan of Reorganization was 7,122,493.12, the number of votes withheld was 5,752 and the number of abstentions was zero.